EXHIBIT 31
                                                                      ----------



                               CYPRESS ENERGY INC.

                              RESERVE DETERMINATION
                                       AND
                                ECONOMIC ANALYSIS


                                CORPORATE SUMMARY

                            Effective January 1, 2001



                                     1014874

                                TABLE OF CONTENTS



i)       Transmittal Letter

ii)      Independent Petroleum Consultants' Consent

iii)     Certificates of Qualification



SUMMARY

EVALUATION PROCEDURE

RESERVES DEFINITIONS

PRODUCT PRICE AND MARKET FORECASTS

[GRAPHIC OMITTED]
[LOGO - GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

                  Gilbert Laustsen Jung Associates Ltd.
                  Petroleum Consultants
                  4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2
                                          (403) 266-9500    Fax (403) 262-1855



                                                May 7, 2001

                                                Project 1014874



Mr. Ken Ronaghan
CYPRESS ENERGY INC.
2700, 500 - 4th Avenue S.W.
Calgary, Alberta
T2P 2V6

Dear Sir:

                                RE:     CYPRESS ENERGY INC.
                                        RESERVES DETERMINATION AND
                                        ECONOMIC ANALYSIS
                                        EFFECTIVE JANUARY 1, 2001
                                        -------------------------

Pursuant to your request, Gilbert Laustsen Jung Associates Ltd. (GLJ) has conducted an evaluation of the Cypress Energy Inc. (Cypress) oil and gas properties. The effective date of this evaluation is January 1, 2001; data available to the end of March 2001 has been incorporated herein.

The reserves and value estimates for the evaluated interests of Cypress are detailed in the "Summary" section of this report. Summaries of reserves and present value estimates for each property as well as a consolidated revenue projection are presented for the proved producing, total proved, proved plus probable producing, total proved plus probable and established reserves categories. Also included for each reserves category are summaries which detail estimates of company annual oil, gas and natural gas liquids production, undiscounted cash flow, capital expenditures and first year revenue, burdens and expenses on a barrel-of-oil equivalent (BOE) basis for each property. The "Evaluation Procedure" section of this report presents a discussion of the general procedures and terms of reference utilized in conducting this evaluation.

Revenue projections were prepared on a property basis utilizing the Consultants Average (2001-01) price forecasts, which are documented in the "Product Price and Market Forecasts" section of this report. As many uncertainties exist in both the domestic and foreign petroleum industries, future prices, royalty schedules, incentive programs and other fiscal matters may prove to be different from those that currently apply and which have been utilized in the preparation of this report. It is noted that the present values documented in this report may not necessarily represent the fair market value of the reserves evaluated herein.

No part of this report should be reproduced, distributed or made available to any other person, company, regulatory body or organization without the complete contents of the report.

Should you have any questions or require additional information, please contact the undersigned at your convenience.


                                        Yours very truly,

                                        GILBERT LAUSTSEN JUNG
                                        ASSOCIATES LTD.


                                        "ORIGINALLY SIGNED BY"


                                        Wayne W. Chow, P. Eng.
                                        Vice-President

WWC/jem
Attachment

                   INDEPENDENT PETROLEUM CONSULTANTS' CONSENT


The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of the interests of Cypress Energy Inc. in certain Canadian oil and gas properties and hereby gives consent to the use of its name and to the said estimates. The effective date of the evaluation is January 1, 2001.

In the course of the evaluation, Cypress Energy Inc. provided Gilbert Laustsen Jung Associates Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, was obtained from public records, other operators, and from Gilbert Laustsen Jung Associates Ltd. nonconfidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted as represented. Gilbert Laustsen Jung Associates Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgement. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

--------------------------------------------------
              PERMIT TO PRACTICE
     GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

              ORIGINALLY SIGNED BY
Signature       KEITH M. BRAATEN
           ---------------------------
Date          May 7, 2001
           ---------------------------
         PERMIT NUMBER:  P 2066
  The Association of Professional Engineers,
    Geologists and Geophysicists of Alberta
--------------------------------------------------

                                                ORIGINALLY SIGNED BY
                                                   DARYL H. GILBERT
                                           ------------------------------------
                                           Gilbert Laustsen Jung Associates Ltd.

                         CERTIFICATION OF QUALIFICATION


I, Wayne W. Chow, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary and graduated with a Bachelor of Science Degree in Mechanical Engineering in 1977; that I am a Registered Professional Engineer in the Province of Alberta, with in excess of twenty-three years experience in engineering evaluations of Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                          Wayne W. Chow, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Doug R. Sutton, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Western Ontario and that I graduated with a Bachelor of Engineering Science Degree in Chemical Engineering in 1977; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-three years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                         Doug R. Sutton, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, James H. Willmon, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated with a Bachelor of Science Degree in Mechanical Engineering in 1978; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-two years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                       James H. Willmon, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, David G. Harris, Professional Geologist, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated in 1981 with a Bachelor of Science Degree with honours in Geology; that I am a registered Professional Geologist in the Province of Alberta; and, that I have in excess of nineteen years experience in geological and engineering studies relating to Canadian and International oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                       David G. Harris, P. Geol.

                         CERTIFICATION OF QUALIFICATION


I, Bryan M. Joa, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated with a Bachelor of Science Degree in Chemical Engineering in 1984; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of sixteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                           Bryan M. Joa, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Fred J. Heroux, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Mechanical Engineering in 1987; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of thirteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                         Fred J. Heroux, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Todd J. Ikeda, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Degree in Petroleum Engineering in 1990; that I am a Registered Professional Engineer in the Province of Alberta; and that I have in excess of nine years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                          Todd J. Ikeda, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Oryst N. Myroniuk, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1982; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of eighteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                      Oryst N. Myroniuk, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, John E. Keith, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated with a Bachelor of Science Degree in Chemical Engineering in 1984; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of sixteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                          John E. Keith, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Jeanette Van Roosmalen, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1983; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of seventeen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                 Jeanette Van Roosmalen, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, M. Scott Lovett, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary where I graduated with a Masters of Science in Chemical Engineering in 1996; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of five years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                 M. Scott Lovett, M.Sc., P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, D.K. (Dave) Bassi, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Degree in Chemical Engineering in 1986; that I am a Registered Professional Engineer in the Province of Alberta; and that I have in excess of fourteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                      D.K. (Dave) Bassi, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Joanne M. Winfield, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Waterloo and that I graduated with a Bachelor of Science Degree in Chemical Engineering in 1985; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of fifteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                     Joanne M. Winfield, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Grant R. Schoenberger, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta where I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1997; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of four years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                  Grant R. Schoenberger, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Mano M. Cantania, Engineer In Training, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Regina where I graduated with a Bachelor of Applied Science Degree in Industrial Systems Engineering in 1995; that I am an Engineer In Training; and, that I have in excess of three years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.


                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                         Mano M. Catania, E.I.T.

                         CERTIFICATION OF QUALIFICATION


I, T. Mark Jobin, Professional Geologist, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated in 1984 with a Bachelor of Science Degree in Geology; that I am a Registered Professional Geologist in the Province of Alberta; and, that I have in excess of sixteen years experience in geological studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                         T. Mark Jobin, P. Geol.

                         CERTIFICATION OF QUALIFICATION


I, Clinton F. Blyth, Professional Geologist, C.F. Blyth Consulting Service Ltd., Strathmore, Alberta, Canada hereby certify:

1. That I have been retained by Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated with a Bachelor of Science Degree in Geology in 1983; that I am a Registered Professional Geologist in the Province of Alberta; and, that I have in excess of seventeen years experience in geological studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                      Clinton F. Blyth, P. Geol.

                         CERTIFICATION OF QUALIFICATION


I, Wesley J. Waddell, Professional Geologist, 3809-8A Street S.W., Calgary, Alberta, Canada hereby certify:

1. That I have been retained by Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cypress Energy Inc. The effective date of this evaluation is January 1, 2001.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cypress Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated in 1973 with a Bachelor of Science Degree in Geology; that I am a Registered Professional Geologist in the Province of Alberta; and, that I have in excess of twenty-seven years experience in geological and engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Cypress Energy Inc. and the appropriate provincial regulatory authorities.



                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                     Wesley J. Waddell, P. Geol.

                                     SUMMARY

                                TABLE OF CONTENTS



LIST OF DRAWINGS

  Drawing 1              Location of Properties Evaluated in Detail

  Drawing 2              Before Income Tax Present Value Profile

  Drawing 3              Oil Production Forecast

  Drawing 4              Sales Gas Production Forecast


LIST OF TABLES

  Table 1                List of Properties Evaluated by GLJ

  Table 2                Reserves and Present Value Summary by Reserves Class

                                     TABLE 1
                               LIST OF PROPERTIES
                                  EVALUATED BY
                      GILBERT LAUSTSEN JUNG ASSOCIATES LTD.



                         PROPERTIES EVALUATED IN DETAIL
                         ------------------------------

                         Antelope Lake Upper Shaunavon Voluntary Unit
                         Brant
                         Dawson
                         Enchant
                         Farrow
                         Ferrybank
                         Gilby
                         Hotchkiss
                         Instow South Upper Shaunavon Voluntary Unit
                         Keg River Post
                         Lanaway
                         Leaman
                         Lochinvar
                         Manyberries
                         McLeod
                         Meekwap D-2A Units
                         Mitsue
                         Mossleigh/Herronton
                         Naylor Hills
                         North Premier Unit No. 1
                         Premier North Non-Unit
                         Red Willow
                         Rich
                         Rycroft
                         Stowe Creek
                         Thorsby
                         Thorsby Glauconitic Unit No. 1
                         Thunder Lake
                         Wildcat Hills

                                OTHER PROPERTIES
                                ----------------

                                Barrhead
                                Bellis
                                Buck Lake
                                Cantuar West
                                Clive
                                Corbett Creek
                                Craigmyle
                                Crossfield
                                Daly Unit No. 4
                                Del Bonita
                                Eagle Hill
                                Earring
                                East Beverley Cantuar Voluntary Unit
                                Evi
                                Flume
                                Freda Lake Voluntary Unit No. 1
                                Gadsby
                                Garrington
                                Gartley
                                Gift
                                Handhills
                                Hercules/Kneller
                                Ingoldsby
                                Java Non-Unit
                                Jumpbush
                                Kipperville
                                Manning - no remaining reserves
                                Mellowdale
                                Nelson
                                Newton
                                Nipisi
                                Niton
                                Pembina Buck lake
                                Plover Lake
                                Rapdan
                                Red Deer
                                Sylvan Lake
                                Thorhild
                                Tomahawk
                                Twin River
                                Utikuma Lake
                                Wetaskiwin
                                Willesden Green

                                RESERVES SUMMARY
                                PROVED PRODUCING

                                TABLE OF CONTENTS



LIST OF TABLES

  Table 1            Economic Forecast

  Table 2            Reserves and Present Value Summary

  Table 3            Company Annual Oil Production

  Table 4            Company Annual Gas Production

  Table 5            Company Annual NGL Production

  Table 6            Company Annual Undiscounted Cash Flow

  Table 7            Company Annual Capital Expenditures

  Table 8            First Year Values of Revenue, Burdens and Expenses per BOE

                                RESERVES SUMMARY
                                  TOTAL PROVED

                                TABLE OF CONTENTS



LIST OF TABLES

  Table 1            Economic Forecast

  Table 2            Reserves and Present Value Summary

  Table 3            Company Annual Oil Production

  Table 4            Company Annual Gas Production

  Table 5            Company Annual NGL Production

  Table 6            Company Annual Undiscounted Cash Flow

  Table 7            Company Annual Capital Expenditures

  Table 8            First Year Values of Revenue, Burdens and Expenses per BOE

                                RESERVES SUMMARY
                    PROVED PRODUCING PLUS PROBABLE PRODUCING

                                TABLE OF CONTENTS



LIST OF TABLES

  Table 1            Economic Forecast

  Table 2            Reserves and Present Value Summary

  Table 3            Company Annual Oil Production

  Table 4            Company Annual Gas Production

  Table 5            Company Annual NGL Production

  Table 6            Company Annual Undiscounted Cash Flow

  Table 7            Company Annual Capital Expenditures

  Table 8            First Year Values of Revenue, Burdens and Expenses per BOE

                                RESERVES SUMMARY
                           TOTAL PROVED PLUS PROBABLE

                                TABLE OF CONTENTS



LIST OF TABLES

  Table 1            Economic Forecast

  Table 2            Reserves and Present Value Summary

  Table 3            Company Annual Oil Production

  Table 4            Company Annual Gas Production

  Table 5            Company Annual NGL Production

  Table 6            Company Annual Undiscounted Cash Flow

  Table 7            Company Annual Capital Expenditures

  Table 8            First Year Values of Revenue, Burdens and Expenses per BOE

                                RESERVES SUMMARY
                                   ESTABLISHED

                                TABLE OF CONTENTS



LIST OF TABLES

  Table 1            Economic Forecast

  Table 2            Reserves and Present Value Summary

  Table 3            Company Annual Oil Production

  Table 4            Company Annual Gas Production

  Table 5            Company Annual NGL Production

  Table 6            Company Annual Undiscounted Cash Flow

  Table 7            Company Annual Capital Expenditures

  Table 8            First Year Values of Revenue, Burdens and Expenses per BOE

                              EVALUATION PROCEDURE


The following sets forth the methodology employed by GLJ in conducting the analysis of the evaluated properties.

INTEREST DESCRIPTIONS

Cypress provided GLJ with land interest descriptions on a lease basis. These descriptions were accepted as represented with no further investigation by this firm.

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by Cypress or were obtained from other operators, public records or GLJ's nonconfidential files.

PROPERTY CLASSIFICATIONS

Cypress holds interests in numerous properties in Western Canada. In order to reduce evaluation costs, properties were classified as major or other for evaluation purposes. A total of twenty-nine properties were evaluated in detail as majors which represents over 90 percent of the total proved and total proved plus probable oil equivalent reserves assigned herein. The balance of the reserves assigned by GLJ is included in "other" properties, which were evaluated in sufficient detail to establish representative reserves and economic forecasts.

ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a)       The effective date is January 1, 2001.

b)       Operating and capital costs were escalated from 2001 base levels at
         1.67 percent per annum.

c) Economic forecasts were prepared for each property on a before income tax basis. Detailed discounting of future cash flow was performed using a mid-year discount factor of 15.0 percent with all values discounted annually to January 1, 2001 on a calendar year basis.

d) Alberta gas cost allowance and Jumping Pound allowances on remaining undepreciated capital bases were included in the economic evaluation. Mineral taxes on freehold interests were also included.

e) Royalty credits under the Alberta Royalty Tax Credit (ARTC) plan have not been included in this analysis.

f) Individual property analyses and the Cypress total consolidations were prepared using the Consultants Average (2001-01) price forecast.

g) Cypress corporate general and administrative costs have not been included.

h) Well abandonment costs have been included. Facility abandonment/salvage, including possible environmental concerns, have not been included.

i) Cypress receives significant third party gas processing income from facilities located at Thorsby, Dawson, Thunder Lake, Brant and Farrow. Cypress estimates custom processing income in 2001 to be $2,725,000. The custom processing income has been included in the corporate consolidation at $2,725,000 for 2001, declining at 15 percent per year thereafter in all reserves cases.

                              RESERVES DEFINITIONS



PROVED/PROBABLE/ESTABLISHED/POSSIBLE

Reserves are evaluated by Gilbert Laustsen Jung in accordance with the following definitions, which meet guidelines set out by Canadian Securities regulatory authorities (National Policy 2-B):

Proved Reserves: Those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

Probable Reserves: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Established Reserves: Proved reserves plus 50 percent probable reserves.

Possible Reserves: Those reserves which cannot be classified as either proved or probable at the present time because of relatively high uncertainty but which could reasonably be expected to be recovered with additional successful drilling and/or optimum production performance.

PRODUCING/NONPRODUCING

Gilbert Laustsen Jung has further subdivided both the proved and probable reserves into producing or nonproducing, in accordance with the following criteria:

Producing Reserves: Those reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and nonproducing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

Nonproducing Reserves: Those reserves that are not classified as producing.

EVALUATED RESERVES CATEGORIES

Production/revenue projections are prepared on an unrisked basis for each of the following main reserves categories:

         Proved Producing
         Total Proved
         Proved Producing Plus Probable Producing
         Total Proved Plus Probable

where "Total Proved" and "Total Proved Plus Probable" represent the sum of the producing and nonproducing reserves. Gilbert Laustsen Jung evaluates the possible reserves component only when specifically requested to do so.

When evaluating reserves, generally Gilbert Laustsen Jung evaluators first identify what the producing situation is and assign proved and proved plus probable reserves in recognition of the existing level of development and the existing depletion strategy. Incremental nonproducing reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.

                  CONSULTANT AVERAGE (2001-01) PRICE FORECASTS


                                                                                       NATURAL GAS LIQUIDS
                                                LIGHT CRUDE OIL                            AT EDMONTON
                                       -------------------------------   -------------------------------------------------
                                            WTI          EDMONTON
            EXCHANGE                      CUSHING        PAR PRICE                                   PENTANES
              RATE        INFLATION      OKLAHOMA*    40(DEGREE) API     PROPANE        BUTANE         PLUS       SULPHUR
   YEAR     $US/$CDN          %           $US/BBL          $/BBL          $/BBL         $/BBL         $/BBL        $/LT
---------  -----------   ------------  -------------- ----------------  -----------   ----------    -----------   --------
   2001      0.6587         1.67           26.73           39.67          29.22         30.12         41.87        12.50
   2002      0.6667         1.67           23.80           34.63          24.26         24.88         35.81        14.82
   2003      0.6800         1.67           21.51           30.56          20.37         20.76         31.26        18.10
   2004      0.6900         1.67           21.58           30.20          19.40         19.69         30.54        22.02
   2005      0.7000         1.67           21.90           30.24          18.96         18.97         30.49        25.95
   2006      0.7067         1.67           22.34           30.47          19.10         19.10         30.72        26.81
   2007      0.7133         1.67           22.71           30.67          19.27         19.24         30.92        27.54
   2008      0.7167         1.67           23.07           31.06          19.52         19.47         31.32        28.47
   2009      0.7200         1.67           23.43           31.47          19.82         19.80         31.72        29.94
   2010      0.7200         1.67           23.88           31.99          20.24         20.16         32.25        31.14
   2011      0.7200         1.67           24.25           32.55          20.59         20.59         32.82        32.54
   2012      0.7200         1.67           24.62           33.09          20.89         20.87         33.35        33.67
   2013      0.7200         1.67           24.99           33.65          21.20         21.22         33.92        34.84
   2014      0.7200         1.67           25.36           34.22          21.55         21.54         34.49        36.08
   2015      0.7200         1.67           25.73           34.75          21.89         21.86         35.03        37.36
Thereafter   0.7200         1.00%          1.00%           1.00%          1.00%         1.00%         1.00%        1.00%

    *40 degrees API, 0.4% sulphur

CONSULTANT AVERAGE (2001-01) PRICE FORECASTS (continued) ... page 2



                                                   ALBERTA GOVERNMENT
                                ALBERTA SPOT        REFERENCE PRICE         ALBERTA SPOT              BC SPOT
              HENRY HUB           @ AECO-C             PLANT-GATE            PLANT-GATE             PLANT-GATE
   YEAR       $US/MMBTU       $CANADIAN/MMBTU       $CANADIAN/MMBTU        $CANADIAN/MMBTU        $CANADIAN/MMBTU
----------   -----------     ------------------    -------------------    ------------------     ------------------
   2001         5.35                7.55                  7.04                  7.38                   7.42
   2002         4.13                5.62                  5.11                  5.44                   5.42
   2003         3.57                4.68                  4.32                  4.50                   4.46
   2004         3.38                4.32                  3.99                  4.14                   4.11
   2005         3.37                4.18                  3.96                  4.00                   4.03
   2006         3.41                4.18                  3.96                  3.99                   4.02
   2007         3.47                4.19                  4.00                  4.00                   4.03
   2008         3.53                4.24                  4.06                  4.06                   4.09
   2009         3.59                4.29                  4.09                  4.09                   4.12
   2010         3.65                4.38                  4.19                  4.19                   4.22
   2011         3.71                4.45                  4.26                  4.26                   4.29
   2012         3.77                4.52                  4.34                  4.34                   4.37
   2013         3.82                4.59                  4.39                  4.39                   4.42
   2014         3.89                4.66                  4.46                  4.46                   4.49
   2015         3.95                4.73                  4.53                  4.53                   4.57
Thereafter      1.00%              1.00%                 1.00%                  100%                   1.00%

Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants


[GRAPHIC OMITTED]
[LOGO - GILBERT LAUSTSEN JUNG
        ASSOCIATES LTD. PETROLEUM CONSULTANTS]



                       PRODUCT PRICE AND MARKET FORECASTS
                      FOR THE CANADIAN OIL AND GAS INDUSTRY



                                Quarterly Update

                                 January 1, 2001





                                   Prepared by
                          Carol A. Crowfoot, B.A. Econ.
                             Senior Energy Economist


         4100, 400 - Third Avenue S.W., Calgary, Alberta, Canada T2P 4H2
                          Internet: http://www.GLJA.com

                                 January 1, 2001



Gilbert Laustsen Jung Associates Ltd. has prepared the enclosed price and market forecasts after a comprehensive review of information available through to December 2000. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The accuracy of all factual data, from all sources has been accepted as represented without detailed investigation by Gilbert Laustsen Jung Associates Ltd. The forecasts presented herein are based on an informed interpretation of currently available data. While they are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market and economic conditions change. These future revisions may be significant.

                      GILBERT LAUSTSEN JUNG ASSOCIATES LTD.
                       PRODUCT PRICE AND MARKET FORECASTS
                      FOR THE CANADIAN OIL AND GAS INDUSTRY
                                 JANUARY 1, 2001


Gilbert Laustsen Jung Associates Ltd. has completed a quarterly update of our commodity price forecasts as presented on the attachments. Revisions in near-term forecasts reflective of current market conditions have been incorporated. A summary of near-term forecasts follows:



                               NATURAL GAS PRICES

                                                                     OCTOBER 1, 2000        JANUARY 1, 2001
                                                                      CALENDAR YEAR          CALENDAR YEAR
                                                                    ------------------    ---------------------
Henry Hub Gas Price - ($US/MMBTU)
     2001                                                                 4.00                    5.25
     2002                                                                 3.50                    4.00
Chicago 30 Day Spot Gas Price - ($US/MMBTU)
     2001                                                                 4.10                    5.35
     2002                                                                 3.70                    4.20
Sumas 30 Day Spot Gas Price - ($US/MMBTU)
     2001                                                                 3.75                    5.15
     2002                                                                 3.25                    3.75
AECO-C 30 Day Spot Gas Price - ($Cdn/MMBTU)
     2001                                                                 5.35                    7.50
     2002                                                                 4.50                    5.60
Average Alberta Plant-Gate Gas Price - ($Cdn/MMBTU)
     2001                                                                 5.15                    6.70
     2002                                                                 4.30                    4.85
Aggregator Plant-Gate Gas Price - ($Cdn/MMBTU)
     2001                                                                 5.15                    5.30
     2002                                                                 4.30                    4.20
B.C. 30 Day Spot Plant-Gate Gas Price - ($Cdn/MMBTU)
     2001                                                                 5.05                    7.30
     2002                                                                 4.20                    5.20


                                CRUDE OIL PRICES

                                                                     OCTOBER 1, 2000        JANUARY 1, 2001
                                                                      CALENDAR YEAR          CALENDAR YEAR
                                                                    ------------------    ---------------------
WTI @ Cushing Price - ($US/BBL)
     2001                                                                 28.00                  27.00
     2002                                                                 24.00                  24.00
Light, Sweet @ Edmonton Price - ($Cdn/BBL)
     2001                                                                 39.50                  40.25
     2002                                                                 32.75                  35.25

                                     TABLE 1
                      Gilbert Laustsen Jung Associates Ltd.
                        CRUDE OIL AND NATURAL GAS LIQUIDS
                                 PRICE FORECAST
                            Effective January 1, 2001


                                                                                 MEDIUM CRUDE
                                  WEST TEXAS                     LIGHT SWEET          OIL        HEAVY CRUDE    MEDIUM CRUDE
                                 INTERMEDIATE     BRENT BLEND      CRUDE OIL      (25.6 API,         OIL             OIL
                                 CRUDE OIL AT      CRUDE OIL    (40 API, 0.3%S)     2.1%S)         (12 API)    (29 API, 2.0%S)
                               CUSHING OKLAHOMA  FOB NORTH SEA    AT EDMONTON     AT HARDISTY    AT HARDISTY      AT CROMER
                     EXCHANGE  CONSTANT  THEN   CONSTANT THEN   CONSTANT THEN   CONSTANT THEN   CONSTANT THEN  CONSTANT THEN
            INFLATION  RATE     2001 $ CURRENT   2001 $ CURRENT  2001 $ CURRENT 2001 $ CURRENT   2001 $ CURRENT 2001 $ CURRENT
    YEAR        %    $US/$CDN  $US/BBL $US/BBL  $US/BBL $US/BBL $CDN/BBL$CDN/BBL$CDN/BB$CDN/BBL $CDN/BBL$CDN/BB$CDN/BBL$CDN/BBL
------------------------------------------------------------------------------------------------------------------------------
    1991       5.6     0.873    25.71   21.45    23.87   19.91   28.04   23.39  18.10   15.10    10.82   9.03   20.19   16.84
    1992       1.5     0.830    23.43   20.64    21.95   19.34   26.81   23.62  19.91   17.54    14.71  12.96   20.94   18.45
    1993       1.8     0.775    20.64   18.46    19.04   17.03   24.53   21.94  18.71   16.73    14.83  13.26   19.67   17.59
    1994       0.2     0.730    18.87   17.18    17.38   15.82   24.41   22.22  20.29   18.47    16.50  15.02   21.20   19.30
    1995       2.2     0.729    20.16   18.39    18.68   17.04   26.56   24.23  22.80   20.80    18.94  17.28   23.78   21.69
    1996       1.5     0.733    23.60   21.99    21.92   20.43   31.54   29.39  26.97   25.13    21.53  20.06   28.01   26.10
    1997       1.6     0.722    21.79   20.61    20.28   19.18   29.44   27.85  22.38   21.17    15.23  14.41   25.08   23.72
    1998       1.0     0.672    15.00   14.42    13.35   12.83   21.19   20.36  15.23   14.64    9.83    9.45   17.64   16.95
    1999       1.5     0.675    19.87   19.29    18.35   17.81   28.53   27.69  24.56   23.84    20.26  19.67   26.19   25.42
  2000 (e)     1.5     0.674    31.21   30.75    29.44   29.00   45.68   45.00  37.05   36.50    29.94  29.50   41.11   40.50

-----------------------------------------------------------------------------------------------------------------------------
   2001 Q1     1.5     0.650    29.00   29.00    27.50   27.50   43.50   43.50  27.50   27.50    19.50  19.50   36.50   36.50
   2001 Q2     1.5     0.650    28.00   28.00    26.50   26.50   42.00   42.00  32.00   32.00    22.00  22.00   39.00   39.00
   2001 Q3     1.5     0.660    26.00   26.00    24.50   24.50   38.25   38.25  30.25   30.25    26.25  26.25   35.25   35.25
   2001 Q4     1.5     0.660    25.00   25.00    23.50   23.50   36.75   36.75  26.75   26.75    20.75  20.75   31.75   31.75
-----------------------------------------------------------------------------------------------------------------------------

  2001 Full    1.5     0.660    27.00   27.00    25.50   25.50   40.25   40.25  29.25   29.25    22.25  22.25   35.75   35.75
    Year

    2002       1.5     0.660    23.75   24.00    22.25   22.50   34.75   35.25  26.75   27.25    22.00  22.25   31.25   31.75
    2003       1.5     0.670    20.50   21.00    19.00   19.50   29.25   30.25  23.50   24.25    20.75  21.25   26.00   26.75
    2004       1.5     0.680    20.00   21.00    18.75   19.50   28.50   29.75  23.25   24.25    20.25  21.25   25.50   26.75
    2005       1.5     0.690    20.00   21.25    18.50   19.75   28.00   29.75  22.75   24.25    20.00  21.25   25.25   26.75
    2006       1.5     0.700    20.00   21.75    18.75   20.25   27.50   29.75  22.50   24.25    19.75  21.25   24.75   26.75
    2007       1.5     0.710    20.00   22.00    18.75   20.50   27.25   29.75  22.25   24.25    19.50  21.25   24.50   26.75
    2008       1.5     0.720    20.00   22.25    18.75   20.75   26.75   29.75  21.75   24.25    19.25  21.25   24.00   26.75
    2009       1.5     0.720    20.00   22.50    18.75   21.00   26.75   30.25  22.00   24.75    19.25  21.75   24.25   27.25
    2010       1.5     0.720    20.00   23.00    18.75   21.50   27.00   30.75  22.00   25.25    19.50  22.25   24.25   27.75
    2011       1.5     0.720    20.00   23.25    18.75   21.75   27.00   31.25  22.25   25.75    19.50  22.75   24.25   28.25
    2012+      1.5     0.720    20.00  +1.5%/yr  18.75  +1.5%/yr 27.00  +1.5%/yr22.25  +1.5%/yr  19.50  +1.5%/yr24.25  +1.5%/yr


                    ALBERTA NATURAL GAS LIQUIDS
                       (THEN CURRENT DOLLARS)

                                         EDMONTON
               SPEC   EDMONTON  EDMONTON PENTANES
              ETHANE   PROPANE  BUTANE    PLUS
    YEAR     $CDN/BBL $CDN/BBL $CDN/BBL $CDN/BBL
--------------------------------------------------
    1991         n/a   11.92    15.26     n/a
    1992         n/a   10.58    14.04     n/a
    1993         n/a   14.10    13.64    21.17
    1994         n/a   12.53    13.45    21.69
    1995         n/a   13.90    13.79    24.11
    1996         n/a   22.31    17.15    30.06
    1997         n/a   18.62    18.73    30.91
    1998         n/a   11.15    12.44    21.83
    1999         n/a   15.89    18.70    27.71
  2000 (e)       n/a   30.50    35.00    46.25

-------------------------------------------------
   2001 Q1 5    27.7   28.50    35.50    45.00
   2001 Q2 5    22.2   28.00    32.00    43.50
   2001 Q3 0    21.0   25.25    28.25    39.75
   2001 Q4 0    22.0   25.75    26.75    38.25
-------------------------------------------------

 2001 Full 5    23.2   27.00    30.75    41.75
   Year

    2002   0    17.0   24.25    25.25    36.25
    2003   5    15.2   19.25    20.25    30.75
    2004   0    14.5   18.75    19.75    29.75
    2005   0    14.5   18.75    19.75    29.75
    2006   5    14.2   18.75    19.75    29.75
    2007   0    14.0   18.75    19.75    29.75
    2008   0    14.0   18.75    19.75    29.75
    2009   5    14.2   19.25    20.25    30.25
    2010   0    14.5   19.75    20.75    30.75
    2011   5    14.7   20.00    21.25    31.25
    2012+    yr          Escalate at 1.5 % per year



                                                        Revised December 6, 2000

                                     TABLE 2
                      Gilbert Laustsen Jung Associates Ltd.
                             NATURAL GAS AND SULPHUR
                                 PRICE FORECAST
                            Effective January 1, 2001




               US GULF COAST GAS         MIDWEST                               ALBERTA PLANT GATE
                                                                   ============================================
               PRICE @ HENRY HUB     PRICE @ CHICAGO  AECO-C SPOT   AVERAGE PRICE
               CONSTANT    THEN            THEN           THEN     CONSTANT  THEN
                 2001 $   CURRENT        CURRENT        CURRENT      2001 $ CURRENT  SPOT  AGGREGATORALLIANCE
    YEAR      $US/MMBTU  $US/MMBTU      $US/MMBTU      $CDN/MMBTU  $/MMBTU  $/MMBTU $/MMBTU $/MMBTU   $/MMBTU
---------------------------------------------------------------------------------------------------------------
    1991         1.86      1.53            1.63           1.09       1.55    1.29    0.95     n/a       n/a
    1992         2.02      1.73            1.89           1.15       1.56    1.37    1.04     n/a       n/a
    1993         2.40      2.11            2.31           2.26       1.91    1.71    2.16     n/a       n/a
    1994         2.15      1.94            2.11           1.98       1.99    1.81    1.86     n/a       n/a
    1995         1.88      1.70            1.69           1.15       1.44    1.31    1.02     n/a       n/a
    1996         2.70      2.52            2.73           1.39       1.75    1.63    1.26     n/a       n/a
    1997         2.61      2.47            2.75           1.84       2.07    1.96    1.69     n/a       n/a
    1998         2.25      2.16            2.20           2.03       2.02    1.94    1.88     n/a       n/a
    1999         2.39      2.32            2.34           2.92       2.55    2.48    2.75     n/a       n/a
  2000 (e)       4.01      3.95            4.00           5.00       4.57    4.50    4.80    4.10       n/a

---------------------------------------------------------------------------------------------------------------
   2001 Q1       6.25      6.25            6.40           9.00       8.00    8.00    8.75    6.25      8.05
   2001 Q2       5.00      5.00            5.10           7.20       6.40    6.40    7.00    5.00      6.10
   2001 Q3       4.80      4.80            4.90           6.80       6.05    6.05    6.60    4.90      5.75
   2001 Q4       4.90      4.90            5.05           7.05       6.30    6.30    6.85    5.00      5.95
---------------------------------------------------------------------------------------------------------------

  2001 Full      5.25      5.25            5.35           7.50       6.70    6.70    7.30    5.30      6.45
    Year

    2002         3.95      4.00            4.20           5.60       4.80    4.85    5.40    4.20      4.70
    2003         3.40      3.50            3.75           4.80       4.20    4.35    4.60    4.00      4.00
    2004         3.35      3.50            3.75           4.65       4.00    4.20    4.45    3.85      3.95
    2005         3.30      3.50            3.75           4.40       3.95    4.20    4.20    4.20      3.85
    2006         3.25      3.50            3.75           4.30       3.80    4.10    4.10    4.10      3.80
    2007         3.25      3.55            3.80           4.25       3.70    4.05    4.05    4.05      3.80
    2008         3.25      3.60            3.85           4.25       3.65    4.05    4.05    4.05      3.80
    2009         3.25      3.65            3.90           4.30       3.65    4.10    4.10    4.10      3.85
    2010         3.25      3.70            3.95           4.40       3.65    4.20    4.20    4.20      3.95
    2011         3.25      3.75            4.00           4.45       3.65    4.25    4.25    4.25      4.00
    2012+        3.25    +1.5%/yr        +1.5%/yr       +1.5%/yr     3.65   +1.5%/yr


                SASKATCHEWAN PLANT GATE                BRITISH COLUMBIA                  ALBERTA
              ============================            ==================
                                                                              SULPHUR    SULPHUR
                                                       CANWEST      SPOT        FOB      AT PLANT
                  SASKENERGY    SPOT      SUMAS SPOT  PLANT GATE PLANT GATE  VANCOUVER     GATE
    YEAR           $/MMBTU    $/MMBTU      $US/MMBTU   $/MMBTU    $/MMBTU     $US/LT     $CDN/LT
------------- -----------------------------------------------------------------------------------
    1991             1.61       1.41         1.21        1.61       n/a         n/a       53.45
    1992             1.48       1.17         1.16        1.47       n/a        53.72      19.77
    1993             1.48       2.07         1.89        1.73       2.10       30.22      -9.68
    1994             1.88       1.87         1.59        1.81       1.87       44.96      16.57
    1995             1.35       0.98         1.03        1.29       1.12       54.99      30.07
    1996             1.52       1.28         1.32        1.50       1.47       36.28      14.44
    1997             1.84       1.74         1.70        1.80       1.98       34.75      11.50
    1998             2.05       2.13         1.60        1.94       2.00       24.59      -6.51
    1999             2.83       2.97         2.15        2.51       2.78       33.74       6.93
  2000 (e)           4.85       5.00         3.40        4.00       4.60       39.00      15.00

-------------------------------------------------------------------------------------------------
   2001 Q1           8.15       8.90         6.25        6.65       9.05       35.00      10.50
   2001 Q2           6.55       7.15         4.80        5.20       6.85       35.00      10.50
   2001 Q3           6.20       6.75         4.60        5.00       6.45       35.00       9.50
   2001 Q4           6.45       7.00         4.90        5.30       6.90       35.00       9.50
-------------------------------------------------------------------------------------------------

  2001 Full          6.85       7.45         5.15        5.55       7.30       35.00      10.00
    Year

    2002             5.00       5.55         3.75        4.10       5.20       38.00      14.00
    2003             4.50       4.75         3.25        4.00       4.40       40.00      16.00
    2004             4.35       4.60         3.25        3.85       4.30       45.00      22.50
    2005             4.35       4.35         3.20        3.85       4.20       50.00      29.00
    2006             4.25       4.25         3.20        3.85       4.10       51.00      29.50
    2007             4.20       4.20         3.20        3.80       4.05       52.00      29.50
    2008             4.20       4.20         3.25        3.80       4.05       53.00      30.00
    2009             4.25       4.25         3.30        3.85       4.10       54.00      32.00
    2010             4.35       4.35         3.35        3.95       4.20       55.00      33.00
    2011             4.40       4.40         3.35        4.00       4.25       56.00      34.50
    2012+    Escalate at 1.5 % per year                                           +1.5%/yr

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate. The plant gate price represents the price before raw gas gathering and processing charges are deducted. Spot refers to weighted average one month price.

                                                        Revised December 6, 2000

-----------------------------
CANADIAN DOLLAR
-----------------------------

Since the 1997-98 fiscal year, the Canadian government as recorded budget surpluses, after 27 years of deficits. The release of the 1999-00 year-end fiscal results revealed a surplus of $CDN 12.3 billion, the largest surplus as a share of the GDP since the early 1950's. The combination of fiscal surpluses and strong economic growth has brought the debt to GDP ratio down from a high of
71.2 percent in 1995-96 to 58.9 percent in 1999-00. As well, Canada's trade surplus was recorded at $CDN 4.3 billion for September 2000, up from $CDN 4.1 billion recorded in August. At present, growth in Canada has been strong and the unemployment rate has fallen sharply. This combination has led the Bank of Canada to note that some tightening in the monetary stance may be necessary as the Canadian economy is rapidly approaching capacity. Given these positive fundamentals, it is not surprising that the value of the Canadian dollar has held up well at a time when several major currencies were plummeting to new lows. In fact, since the start of the year, the Canadian dollar has appreciated five percent against a basket of currencies of Canada's five major trading partners, excluding the U.S.

The inflation rate for October 2000 for all goods and services was recorded at
2.8 percent relative to a year ago, while the twelve-month percentage change in the CPI excluding energy was 1.5 percent. Over the last twelve months energy prices have experienced a large increase averaging 15.2 percent. Over half of this increase can be attributed to higher gasoline prices, although higher natural gas prices and fuel oil also contributed to the energy index increase.

The current economic situation in the U.S. appears to be just the opposite. The Federal Reserve has changed their stance from one of concern over inflationary pressures to concern over a hard landing, as the economy appears to be slowing. The U.S. dollar fell sharply in early December after the Federal Reserve warned of further evidence that the economy is slowing. There are even suggestions that the central bank is prepared to cut interest rates to ward off a recession. Between June 1999 and last May, the Federal Reserve raised interest rates six times in an effort to slow the booming U.S. economy to a more sustainable pace and keep inflation in check. In the wake of these increases, economic growth in the U.S. slowed to an annual rate of 2.4 percent in the summer, less than half the 5.6 percent pace in the spring.

The Canadian economy, meanwhile, has been expanding at twice that of the U.S., recording an annual economic growth rate of 4.8 percent this summer. The value of the Canadian dollar has been volatile and up until the first week of December, overshadowed by large moves in the U.S. currency. With the apparent bias change by the Federal reserve, though, this trend has reversed, with most of the major currencies appreciating in value relative to the U.S. currency. The Canadian dollar gained one percent versus the U.S. dollar.

The Canadian dollar value vis-a-vis the U.S. dollar averaged $US/$CDN 0.6741 for the first eleven months of 2000, although the value of the Canadian dollar has hovered below $US/$CDN 0.65 for most of November. As mentioned above, with the U.S. Federal Reserve now concerned about a recession, the Canadian dollar has recently risen above $US/$CDN 0.65. We are concerned that further strengthening of the Canadian currency may not occur, however, even if the rate spread between the two countries widens in favor of the Canadian dollar. A U.S. recession will have negative implications for Canada, not only due to possible loss of export markets in the U.S., but also because of negative perceptions by international investors regarding Canada's own economic health as a major trade partner with the U.S. The exchange rate forecast has been revised downward in the near-term to reflect the current value of the Canadian dollar versus the U.S. currency. Longer-term, the exchange rate forecast has been slightly lowered.

-----------------------------
WORLD OIL PRICES
-----------------------------

Up until early December, crude oil prices in the U.S. fluctuated well above $US 30.00/BBL, despite estimates of significant non-OPEC production increases and four increases in production quotas by OPEC this year. Notwithstanding the increasing tensions in the Middle East, we find it unlikely that prices will be able to recover and sustain these levels, if the production levels reported for OPEC and non-OPEC sources are accurate. The following table summarizes historical supply and demand as reported by the International Energy Agency
(IEA).

                       GLOBAL CRUDE OIL SUPPLY AND DEMAND
--------------------------------------------------------------------------
                              1999              Q3 2000 (Preliminary)
--------------------------------------------------------------------------
                            MMbbls/d                  MMbbls/d
--------------------------------------------------------------------------
DEMAND
--------------------------------------------------------------------------
OECD                          47.6                      47.6
--------------------------------------------------------------------------
Non-OECD                      27.1                      27.9
--------------------------------------------------------------------------
TOTAL DEMAND                  74.7                      75.5
--------------------------------------------------------------------------
SUPPLY
--------------------------------------------------------------------------
Non-OPEC                      44.7                      45.7
--------------------------------------------------------------------------
Iraq                           2.5                       2.8
--------------------------------------------------------------------------
OPEC-10 Total                 26.9                      28.8
--------------------------------------------------------------------------
TOTAL SUPPLY                  74.1                      77.3
--------------------------------------------------------------------------
STOCK CHANGE                  -0.7                       1.8
--------------------------------------------------------------------------

We expect the global stock build to continue through the fourth quarter of 2000 and into the first quarter of 2001. By the end of the winter we are forecasting a drop in U.S. prices as production hits the U.S. market and winter demand dissipates. Until recently, the market expectation for prices during this time period did not appear to reflect the possibility of a significant stock build dampening prices. The market prices for West Texas Intermediate (WTI) crude oil for the first and second quarters of 2001, although dampened from expectations in late November and early December, are still hovering near $US 30.00/BBL, although the prices do fall moderately over this period. It isn't until the last half of 2001 and onward that prices fall significantly. Of course, the liquidity of these outer months is low, making these price expectations less credible. Our full year 2001 outlook for crude oil prices has been lowered by $US 1.00/BBL, reflecting our concern of the possibility of a supply overhang.

OPEC member countries have increased production quotas four times this year, for a total of 3.7 millions barrels per day. The production levels are at the highest levels in 21 years. The following table summarizes the OPEC-10 current production target and production for October.

                OPEC CRUDE OIL PRODUCTION

  ----------------------------------------------------
                         OCTOBER 2000      OCTOBER
                            TARGET       PRODUCTION
  ----------------------------------------------------
                           MMbbls/d       MMbbls/d
  ----------------------------------------------------
  Saudi Arabia               8.51           8.93
  ----------------------------------------------------
  Iran                       3.84           3.72
  ----------------------------------------------------
  Kuwait                     2.10           2.22
  ----------------------------------------------------
  Total UAE                  2.29           2.29
  ----------------------------------------------------
  Qatar                      0.68           0.71
  ----------------------------------------------------
  Algeria                    0.84           0.84
  ----------------------------------------------------
  Libya                      1.40           1.44
  ----------------------------------------------------
  Nigeria                    2.16           2.13
  ----------------------------------------------------
  Indonesia                  1.36           1.28
  ----------------------------------------------------
  Venezuela                  3.02           2.94
  ----------------------------------------------------
  Total OPEC-10             26.20           26.49
  ----------------------------------------------------

Source:  IEA

Some OPEC member countries are continuing to produce over their quota, which in aggregate amounts to 290,000 barrels per day for October. When production from Iraq is included, total production for October 2000 comes in at just under 30 millions barrels per day.

The current supply tightness appears to be most apparent in the U.S. market, and is exacerbated by low inventories of heating oil as we enter the heating season. The good news so far this heating season is that the U.S. heating demand has been below expectations. This is indeed fortunate because despite strong efforts by U.S. refiners to increase heating oil this season, heating oil stocks remain well below normal levels. For the U.S., distillate stocks (heating oil and diesel fuel) are about 29 million barrels below the low end of the range recorded over the last three years. With the newly established Northeast Heating Oil Reserve (NHOR) of about 2 million barrels and the likelihood that some inventory is in secondary and tertiary storage, total inventory levels are likely between 6-8 million barrels higher than primary inventory levels suggest. Nevertheless, the current supply of heating fuel is low relative to expected demand, unless winter in the Northeast U.S. is milder than expected. This region accounts for about 75 percent of total U.S. consumption of heating oil.

Longer term, the Energy Information Administration (EIA) is predicting that U.S. oil production will decline at an annual rate of one percent until 2020, which translates into annual production in 2020 of 5.1 million barrels per day, down from the current production rate of 5.8 million barrels per day. If this forecast is accurate, the U.S. will see the share of foreign crude oil required to fulfill domestic demand increase from 56 percent to 64 percent in two decades. Global oil production is predicted to increase at a rate of 2.2 percent per year, with OPEC garnering a bigger percentage of world demand, supplying 49 percent of global crude requirements, up from their current share of 40 percent. Global crude oil consumption is forecast to increase at a rate of 2.1 percent per year for the next two decades, driven primarily by demand for transportation fuels. At this rate, the EIA is predicting world oil demand to amount to 117.4 million barrels per day, up from current consumption levels of 76 million barrels per day.

We believe that a WTI price in constant 2001 dollars of $US 20.00/BBL will be sufficient to encourage strong supply growth, in combination with the continually improving exploration technology.

-----------------------------
CANADIAN CRUDE OIL PRICES
-----------------------------

The forecast price for Light Sweet crude oil at Edmonton has increased despite the reduction in the 2001 WTI price projection because of the lower exchange rate forecast. Conventional crude oil production in the Western Canada Sedimentary Basin (WCSB) is following the declining reserve trend observed in the U.S., according to the Canadian Association of Petroleum Producers (CAPP). Conventional oil reserves in the WCSB declined by 3.7 percent to 3.5 billion barrels in 1999. Industry replaced 70 percent of 1999 production of 441 million barrels in Western Canada, at a time when crude oil prices were very weak for the first six months of the year. With the tremendous rebound in prices, current drilling activity is much higher than a year ago and although light crude oil production is anticipated to continue to decline, overall crude oil production is expected to show significant growth rates this year, with the slack being picked up by heavy blends. The following graph illustrates the historical production for Canada by crude type.

                          CANADIAN CRUDE OIL PRODUCTION

[GRAPHIC OMITTED]


Clearly, the type of crude oil production out of this basin is changing, which has major ramifications regarding existing markets for our light crude as well as the heavier slates. Canadian refineries still lag behind their U.S. counterparts as far as refining capacity for heavier crude streams. The following three pie charts shows the change in type of crude oil production over the last two decades.

                  CANADIAN CRUDE OIL PRODUCTION BY TYPE - 1980

[GRAPHIC OMITTED]

         Light          76.94%
         Synthetic       8.96%
         Heavy          13.44%
         Bitumen         0.66%


Source:  CAPP

                  CANADIAN CRUDE OIL PRODUCTION BY TYPE - 1990

[GRAPHIC OMITTED]

         Light          57.65%
         Synthetic      13.43%
         Heavy          20.20%
         Bitumen         8.72%


                  CANADIAN CRUDE OIL PRODUCTION BY TYPE - 1999

[GRAPHIC OMITTED]

         Light          42.77%
         Synthetic      16.90%
         Heavy          27.58%
         Bitumen        12.75%


With the advent of offshore crude entering the Sarnia market through Enbridge's Line 9, it is estimated that about 180,000 barrels per day of light crude oil produced from the Western Canada Sedimentary Basin (WCSB) has been backed out of this market. The bulk of this crude is ending up in the Midwest region of the U.S., PADD II. About 30,000 barrels per day of U.S.

crude oil that traditionally sold into the Sarnia market has also been forced into the PADD II region.

Heavy oil differentials have widened significantly in the fourth quarter of 2000. The Bow River differential for October and November 2000 averaged $CDN 16.25/BBL and 18.92/BBL respectively. Although the fourth and first quarters of the year traditionally record the weakest prices for crude oil, these very wide differentials appear to reflect near-term demand issues. Poor asphalt demand last summer due to high asphalt prices led municipal governments to curtail paving programs. This has resulted in higher inventory levels, which has reduced the incentive by refineries to stockpile. As well, the aforementioned high prices for distillates has increased the heating oil crack spread, motivating refineries to run light crude streams as they are currently much more profitable. Therefore, refineries are heavily discounting heavy crude to recover foregone profits they would have received by refining light crude oil. After the winter, we anticipate that distillate prices will ease, narrowing the heating oil crack spread. Additionally, because of the curtailment of roadwork last summer, there is the possibility of pent-up demand that should reduce inventories of asphalt and bring differentials down. Additionally, if OPEC reduces production in 2001 as anticipated, the bulk of the production removed from the market will likely be the heavier barrels. The following graph puts these current differentials into a historical perspective and illustrates both the historic trends as well as our current differential outlook.

                      EDMONTON PAR VS BOW RIVER @ HARDISTY
                                 DIFFERENTIALS

[GRAPHIC OMITTED]


The trend towards heavy crude production from this basin will have very direct consequences on traditional markets. The research performed by Petroleum Economic Limited (PEL) has concluded that the bulk of the global non-OPEC supply increase will occur in the Atlantic Basin.

The countries that currently export crude oil into the U.S. will feel significant competitive pressure, especially if OPEC supply currently reaching the U.S. market is not curtailed. A substantial increase in the U.S. Gulf deepwater crude oil production would have a major impact on supply/demand patterns in North America. Incremental Gulf Coast deepwater production is anticipated to be primarily 30 degree API, 2.0 percent sulphur quality, which is lighter than both the quality of Canadian heavy crude oil production and Mexican heavy crude oil production. The largest export market for Canadian heavy crude oil production, as reported by the National Energy Board (NEB), is the U.S. Northern Midwest market. It is possible that growing crude oil production out of the Gulf may reach the Chicago market, creating a very competitive marketplace for Canadian crude to participate in. Declining Alaskan North Slope production feeding refineries on the West Coast may provide an alternative to the Midwest market, but will cause a major shift in market focus for Canadian heavy crude oil producers. The expected increase in heavy oil production is anticipated to depress prices for the commodity over the next two years. The trend toward field upgrading to produce a lighter grade of crude oil may help alleviate the surplus of heavy crude oil heading to the refineries, as would a less than anticipated production increase out of the U.S. Gulf Coast.

The differential forecast for heavy crude oil in the near-term has been widened to reflect the current market reality and longer-term, differentials have been increased slightly due to our concern that our traditional markets for the heavier slates will become increasingly competitive.

The outlook for Canadian synthetic crude oil production is much more positive. As mentioned in previous forecasts, North American on-shore conventional crude oil production is declining, and synthetic crude is assumed to be an accepted replacement for this crude by the refineries. According to recent work by PEL, Canadian synthetic oil's refinery product yields are very similar to that of U.S. conventional on-shore production refinery yields, particularly those of the Texas onshore crude oil production. Therefore, we anticipate a continued strong market for Canadian synthetic crude oil and continued investment in this sector.

-----------------------------
US GULF COAST GAS PRICE
-----------------------------

There does not seem to be an upper limit on how high natural gas prices can go in today's market. Henry Hub prices, as recorded by the New York Mercantile Exchange (NYMEX), have continually broken new records as prices continue their steady march skyward. A combination of high heating fuel prices, high regional electricity prices and low storage inventory levels continues to give strength to natural gas prices. The market expectation for prices in early

December for the first quarter of 2001 are recording levels well above $US 8.00/mmbtu. Storage levels in the crucial producing and eastern market regions continue to be low enough to cause the market concerns about the adequacy of supply for the remainder of the winter, which has been predicted to be cold in the major U.S. markets. Total underground storage levels are about 18 percent below year-ago levels. Hot summer weather in portions of the U.S., particularly in Texas and California, contributed to lower than average injection rates over the 2000 fill season. These two states consume large amounts of gas-generated electricity. Prices in the Western consuming region are completely out of control, due to colder than average weather hitting the area early and thereby creating huge demand for gas-fired electricity. Spot prices at Sumas, which provides natural gas off the Westcoast pipeline and feeds the Pacific Northwest, have shot up to over $US 30.00/mmbtu.

As we mentioned in the crude oil section, low distillate inventories are also keeping heating oil prices high, such that consumers of either fuel for space heating requirements will see a huge increase in their heating bills this winter. Electricity generation, in certain regions, such as California and Alberta, is running flat out to meet a very healthy demand for power, which translates into very high power rates in these regions.

Low storage levels, an early blast of cold weather in major market areas and flat or declining deliverability in many supply basins have all combined to create the very volatile and high price environment we are now facing. The crude oil price collapse in 1998 and the first half of 1999 had a severe impact on the upstream industry's capital expenditure programs over this period. We are now paying the price for the reduction in spending, particularly on the natural gas side. Of course, with these very high prices, producers are now very active again, but there is definitely a lag time before significant increases in deliverability will be felt in the marketplace. As well, there is an upper limit on physical resources in the industry such as rig availability in the near-term, not to mention availability of skilled workers.

Notwithstanding the severe downturn in capital expenditures in 1998 and 1999, several years of relatively low natural gas prices had slowed down exploration and drilling for new sources of natural gas supply in the U.S. Production increases were, for the most part, from shallow fields that were relatively inexpensive to find and produce. In order to significantly increase production in the future, more exploratory drilling must occur and larger natural gas reserves located. These new reserves will likely take longer to locate, and will require more capital than the industry previously required to increase production. Although the recent strength in prices has caused drilling to rebound, as illustrated in the following graph, a significant increase in deep, exploratory drilling will be needed to meet future demand. Natural gas wells drilled in 1998 and

1999 totaled 12106 and 10513 wells, respectively. The number of natural gas well drilled for the first five months of 2000 exceeded the number of natural gas wells drilled over the same time period for both 1998 and 1999 and if this pace continues, natural gas directed drilling will exceed 12, 000 wells this year.

                          TOTAL U.S. GAS WELLS DRILLED

[GRAPHIC OMITTED]


The following chart illustrates the trend in exploratory natural gas drilling since 1998.

                    TOTAL U.S. EXPLORATORY GAS WELLS DRILLED
                       FOR THE PERIOD JANUARY THROUGH MAY

[GRAPHIC OMITTED]


Although the number of exploratory wells is small relative to the total number of drilled wells, the trend for the first five months of 2000 appears to indicate exploratory drilling is on the rise.

The EIA has estimated that May 2000 total production levels reached 1.603 TCF, up from their estimate of 1.551 TCF for April 2000. Although production for May 2000 has increased about 1.0 percent relative to a year ago, production is below levels recorded in 1998, despite the high drilling numbers recorded this year, as illustrated on the following graph. The reliability of the recent data must be considered, however, as the EIA normally makes numerous revisions to the numbers.

                          TOTAL U.S. DRY GAS PRODUCTION

[GRAPHIC OMITTED]

Although increased natural gas activity is anticipated to have a positive impact on the supply tightness, the fragile supply situation and high demand is expected to prolong the higher than normal price environment through 2001, even if production increases materialize. Longer-term, we expect the use of natural gas in the generation of electricity to continue to increase, especially in those regions which are in the process of deregulating their electricity markets. To meet this expected increase in demand for natural gas, particularly in the power generation sector, natural gas supply will need to come from sources that will typically require higher prices to stimulate development. Higher prices, and the expectation of higher prices will be required to ensure that adequate investment occurs to find and produce these more expensive sources of supply. We have increased our short-term price forecast to reflect the current market price expectation for 2001. Longer-term, we have moderately increased our price projection because of our continued expectation that new supply, and the infrastructure surrounding that development, will require a long-term price between $US 3.00/mmbtu to $US 4.00/mmbtu Henry Hub. We feel that prices in this range will not dampen demand, particularly in the power generation sector.

-----------------------------
CANADIAN GAS PRICES
-----------------------------

Canadian natural gas prices are also experiencing record highs, and closely mirror price changes in the U.S. This is clear evidence that the Western Canada Sedimentary Basin (WCSB) is truly connected to the major markets in the U.S., and has been since the addition of approximately 1.0 BCF/D of capacity added in late 1998 with the Northern Border and TCPL expansions. With the start-up of Alliance Pipeline on December 1, 2000 shipping about 1.5 BCF/D into the Chicago area, the WCSB currently has between 2.0 to 2.5 BCF/D of excess pipeline capacity out of the WCSB relative to marketable production.

Factors that will affect the amount of excess capacity in the future will be the incremental supply from the WCSB and domestic demand. Obviously, as supply increases, the amount of excess capacity will decrease, as the gas will move to the highest netback market, which will likely be the U.S. On the other hand, an increase in domestic demand will increase the amount of spare capacity out of the WCSB because local prices will likely be stronger than other markets and gas will remain in the basin. Depending on the coming winter, we expect local demand to increase relative to 1999, when domestic demand was quite low. Additionally, while we are quite confident that incremental production will take place, we are forecasting that it will take four to six years for WCSB production growth to catch up to total export pipeline capacity. The following graph illustrates total WCSB historical production.

                            ADJUSTED WCSB PRODUCTION
                      DAILY GAS PER CALENDAR DAY MARKETABLE

[GRAPHIC OMITTED]

Production from the WCSB has been relatively flat for the last two years, although with record drilling this year, production increases may be apparent in 2001. However, due to the steep initial decline rates of newer wells, about 4 BCF/D must be added simply to offset production decline.

Current differentials between the U.S. Gulf Coast and Chicago have averaged $US 0.04/mmbtu for the first ten months of 2000. With the arrival of cold weather in the Midwest, the differential has widened to approximately $US 0.20/mmbtu for October 2000. However, during some months of this year, the market price at Chicago was actually below the supply basin price. Therefore, we continue to forecast that the U.S. Gulf Coast supplies will, for some portion of the year at least, be backed out of this market. Two things will need to occur for the differential to approach the cost of firm transportation. Demand must increase in this market area or supply must either be diminished or moved away from this hub. We believe in the near-term at least, consumption will not experience significant growth rates on an annual basis, although cold weather will certainly increase consumption rates for the winter. The Vector Pipeline has begun to ship natural gas away from the Chicago hub, coinciding with the arrival of additional WCSB natural gas on the Alliance Pipeline. The Vector Pipeline has initial firm capacity of 700 MMCF/D and the expectation to add 300 MMCFD through compression in late 2001. The line takes natural gas from Chicago into Southern Ontario at Dawn, which has significant underground storage capacity. Additionally, new proposed pipelines to move natural gas from both Chicago and Dawn are currently going through the regulatory process and if approved, will also help allieviate a possible over-supplied Midwest market in the future. Therefore, we believe the arrival of the additional volumes of natural gas into the Chicago region from the Alliance Pipeline will not have a significant impact on the Chicago price, as long as natural gas flows on the Vector Pipeline.

Based on current market expectations for natural gas prices in Canada, we have increased the Canadian natural gas price forecast. These Canadian prices reflect the increase in the U.S. natural gas price forecast over the same time period. The next few years should provide us with a clearer indication of price levels that will be required to find and develop new supply, both from existing basins as well as new sources of supply such as the frontier regions in Northern Canada and coal bed methane in Alberta. Based on current industry drilling activity, we estimate that natural gas directed drilling could easily exceed 30,000 wells over the next three years in Canada. Total North American natural gas drilling rates, therefore, could reach 75,000 wells over the same time period. We are aware that record-drilling numbers may not necessarily translate into significant supply increases, particularly in existing basins, as appears to be the case currently. Over the next few years, though, we believe robust prices will enable industry to direct some focus away from shallow, development-type drilling which was necessary during times of low prices and to move ahead finding and developing more expensive sources of supply. Additionally, we believe that demand will continue to experience healthy growth rates, particularly in the power generation sector, due to the positive environmental characteristics of natural gas relative to nuclear, hydro and to some extent, coal.


-----------------------------
NATURAL GAS LIQUIDS
-----------------------------

Current data from the EIA indicates that U.S. inventories for propane continued their drop as of late November with a 1.5 million-barrel stockdraw, reflecting the arrival of cold weather. U.S. inventories stood at an estimated 62.1 million barrels as of the week ending December 1, 2000. Gulf Coast and Midwest inventories fell with declines of 1.2 million barrels and 0.4 million barrels respectfully while the East Coast inventories were slightly higher. All regions showed inventories within their respective normal ranges. With the arrival of rich natural gas on the Alliance Pipeline, though, and the start of operation of the Aux Sable fractionation facility, supply of propane is expected to increase in the Midwest region. The Aux Sable facilities will initially process up to 1.6 BCF/D of natural gas and is expected to recover 40,000 barrels per day of ethane, 19,000 barrels per day of propane, 8,000 barrels per day of butane, both normal and iso-butane and 3,000 barrels per day of natural gasoline. The plant will have storage facilities to hold 200,000 barrels of NGL's. The fractionated products are to be distributed into the Midwest region.

Spot prices for propane at Edmonton averaged approximately $CDN 30.53/BBL for the first eleven months of 2000, relative to $CDN 15.69/BBL for the same time period in 1999. Spot prices for normal butane at Edmonton averaged $CDN 34.89/BBL for the first eleven months of 2000 compared to an average price of $CDN 17.94/BBL for the same time period in 1999. The price projections for propane and butane at Edmonton have increased due to the increase in the projected prices for crude oil at Edmonton.


-----------------------------
SULPHUR
-----------------------------

For the first nine months of 2000 sulphur production in Western Canada recorded levels slightly lower relative to the same time frame in 1999 at just over 6.3 million tonnes. Saskatchewan recorded a slight increase in production, while Alberta and B.C. both reported slight declines. Shipments to all markets for the first nine months of 2000 were 5.68 million tonnes, a drop of


150,000 tonnes relative to 1999. The difference is mainly due to overland shipments, as offshore shipments remained strong for the nine-month reporting period.

Sulphur exports from Vancouver to China peaked at over 200,000 tonnes per month in early 2000 but the three-month average has trended down since then to around 100,000 tonnes per month. Two exceptionally heavy months, February and April 2000 were both over 260,000 tonnes, but more typically exports to this market have been about 100,000 tonnes per month. By the end of October, Canadian exports to China had reached 1.5 million tonnes, with a forecast of 1.7 million tonnes for the year. Vancouver prices peaked at $US 40.00/tonne fob in the first quarter of 2000 but have now eroded to $US 33.00-34.00/tonne fob Vancouver. With the lower prices, retention of volumes into China should be easier. There is downside risk to Canadian sulphur sales, however, into other markets such as Brazil and South Africa. Competitive tonnage from the Middle East will impact these Canadian markets and these markets are forecast to come under price pressure. Due to the current lower prices, the near-term sulphur price forecast FOB Vancouver has been lowered in 2001. Slight longer-term revisions downward have also be made to reflect our concerns regarding the increasing global supply of sulphur and the resulting highly competitive markets.